

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

<u>Via U S Mail and FAX [(203) 265-8628]</u>

Diana G. Reardon
Senior Vice President and Chief Financial Officer
Amphenol Corporation
368 Hall Avenue
Wallingford, Connecticut 06492

> **Re:** **Amphenol Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 28, 2011**
> **File No. 001-10879**

Dear Ms. Reardon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K as of December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

1. You disclose that the majority of cash, cash equivalents and short-term investments are held outside the U.S. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash, cash equivalents and investments that are currently held by your foreign subsidiaries and describe the potential impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 33

Income Taxes

2. In future filings please disclose the cumulative amount of undistributed foreign earnings for which no deferred taxes have been provided. Refer to FASB ASC 740-30-50-2.

3. As a related matter, in future filings please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to undistributed foreign earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Diana G. Reardon

In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Gary R. Todd, Reviewing Accountant at (202) 551-3605, if you have questions regarding our comments. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief